

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Angela Blatteis
Co-Chief Executive Officer
TKB Critical Technologies 1
400 Continental Blvd, Suite 600
El Segundo, CA 90245

   Re: TKB Critical Technologies 1
     Draft Registration Statement on Form S-1
     Submitted May 19, 2021
     CIK No. 0001860514

Dear Ms. Blatteis:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 19, 2021

Summary
Founder Shares, page 15

1. Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Management
Conflicts of Interest, page 112

2. We note the name of your company includes the number "1." If the founders intend this

company to be the first in a series of special purpose acquisition companies, expand your disclosure here, and include an additional risk factor, highlighting the future conflicts that may arise from multiple special purpose acquisition companies with affiliated sponsors and management competing for business targets.

Signatures, page II-5

3.   Please ensure that the registration statement is signed by your authorized representative in the United States.

 You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology